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                             [ENCOMPASS LETTERHEAD]

                                October 14, 2002

      Division of Corporation Finance
      Securities and Exchange Commission
      Judiciary Plaza
      450 Fifth Street, N.W.
      Washington, D. C. 20549

      Attention:  Dan Horwood

      Re: Encompass Services Corporation Registration Statement on Form S-3 (Registration No. 333-91730)

      Ladies and Gentlemen:

      Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the "1933 Act"), Encompass Services Corporation, a Texas corporation (the "Company"), hereby applies to withdraw its Registration Statement on Form S-3, as amended (Registration No. 333-91730) (the "Registration Statement"), relating to the registration under the 1933 Act of an aggregate of 75 million shares of the Company's common stock to be issued in connection with the Company's proposed rights offering. The Registration Statement became effective on September 16, 2002.

      The grounds for withdrawal are that the Company has terminated the proposed rights offering prior to consummation of the rights offering. The Company confirms that no securities covered by the Registration Statement have been or will be sold.

                                Very truly yours,

                                ENCOMPASS SERVICES CORPORATION



                                By: /s/ GRAY H. MUZZY
                                    -----------------------------------
                                    Gray H. Muzzy
                                    Senior Vice President, General
                                    Counsel and Secretary